UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The registrant hereby incorporates all parts, except for “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 8, of this Report on Form 6-K by reference into Registration Statement No. 333-227554 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 8 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 30 April 2019	By	/ s / Gavin White
Gavin White
Company Secretary

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This QMS provides a summary of the unaudited business and financial trends for the three months ended 31 March 2019 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2018.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Supplementary information for Santander UK is included in Appendix 2.

A glossary of terms is available at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the three months ended

31 March 2019

Contacts
Bojana Flint	Director of Investor Relations	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Adam Williams	Head of Media Relations	020 7756 5533
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“Our first quarter results reflect the impact of the highly competitive mortgage market, a demanding regulatory change agenda and the uncertain economic environment in the UK. In this context, we have accelerated our multi–year strategic transformation programme, with a focus on simplifying, digitising and automating the bank for our customers, to deliver on our strategic priorities and significantly improve operational efficiency over time.”

“We continue to focus on the service we provide to our customers, with growth in mortgages, consumer finance and lending to trading business customers, while maintaining our conservative approach to risk. The steps we began to take last year to actively manage costs are continuing to have a positive impact on our cost base.”

“The way customers are banking is changing at pace, and so must we. By becoming a simpler and more focused organisation, stepping up our digital transformation, and innovating faster, we are well-placed to deliver on our medium-term targets and to help more people and businesses prosper.”

Business and financial highlights

•

Profit before tax of £270m, down 35% year-on-year, with competitive mortgage margin pressure, transformation costs and 2018 ring-fencing perimeter changes. Adjusted profit before tax of £352m, down 13%. [1]

•	Banking NIM of 1.72%, down 5bps from Q418, with mortgage margin pressure and continued SVR attrition. New mortgage lending margins have stabilised since Q318.

•	CIR of 60%, stable since Q418. Costs down £15m year-on-year to £634m; when adjusted for ring-fencing perimeter changes and Banking Reform, cost growth was managed in line with inflation. [1]

•	Provision for other liabilities and charges includes £77m of transformation programme charges.

•	Net mortgage growth of £0.2bn, as we focus on customer service and retention in a competitive market.

•	Managed reduction in CRE lending of £0.3bn to £5.9bn, with a focus on risk-weighted returns. Lending to non-CRE trading businesses up £0.1bn to £11.6bn.

•

Return on ordinary shareholders’ equity of 5.5% and Adjusted RoTE of 7.6% [1], down 320bps and 110bps, respectively, year-on-year, with competitive and regulatory income pressures. Return on ordinary shareholders’ equity also reduced due to changes in transformation, banking reform and perimeter change costs.

•	CET1 capital ratio of 13.3%, up 10bps in the quarter, with ongoing capital accretion and active control of RWAs.

	Q119	Q118
Income statement highlights	£m	£m
Net interest income	848	906
Non-interest income [2]	205	245
Operating expenses before credit impairment losses, provisions and charges	(634)	(649)
Credit impairment losses	(53)	(60)
Provisions for other liabilities and charges	(96)	(28)

Profit before tax	270	414

Adjusted profit before tax [1]	352	405

	31.03.19	31.12.18
Balance sheet and capital highlights	£bn	£bn
Customer loans	200.1	199.9
- of which retail mortgages	158.2	158.0
- of which consumer and unsecured lending	13.4	13.0
- of which corporates	23.7	24.1
Customer deposits	171.5	172.1
CET1 capital ratio	13.3%	13.2%
UK leverage ratio	4.5%	4.5%

1.

Non-IFRS measure. The financial results for Q119 were impacted by transformation costs and charges and for Q118 by ring-fencing perimeter changes and Banking Reform costs with an aggregate impact on profit before tax of £82m and £(9)m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

	Q119	Q118	Change
Summarised consolidated income statement [1]	£m	£m	%
Net interest income	848	906	(6)
Non-interest income [2]	205	245	(16)

Total operating income	1,053	1,151	(9)

Operating expenses before credit impairment losses, provisions and charges	(634)	(649)	(2)

Credit impairment losses	(53)	(60)	(12)
Provisions for other liabilities and charges	(96)	(28)	n.m.

Total operating credit impairment losses, provisions and charges	(149)	(88)	69

Profit before tax	270	414	(35)

Tax on profit	(72)	(109)	(34)

Profit after tax	198	305	(35)

•	Net interest income was down 6%, impacted by mortgage margin pressures and £1.6bn of SVR attrition (Q118: £1.7bn).

Net interest income was down 6%, when adjusted for ring-fencing perimeter changes. 3

•	Non-interest income was down 16%, largely due to £42m of ring-fencing perimeter changes, which impacted Corporate & Investment Banking income in Q118.

Non-interest income was up 1%, when adjusted for ring-fencing perimeter changes. 3

•

Operating expenses before credit impairment losses, provisions and charges were down 2%, largely due to £21m of ring-fencing perimeter changes and £14m of Banking Reform costs in Q118, which were not repeated this quarter.

Operating expenses increased in line with inflation when adjusted for transformation costs, ring-fencing perimeter changes and Banking Reform costs. 3

•	Credit impairment losses decreased 12%, due to certain charges in Q118 which were not repeated. All portfolios continue to perform well.

The stage 3 ratio 4 was broadly stable at 1.33% (Dec18: 1.29%), with strong credit quality supported by our prudent approach to risk and the resilience of the UK economy. Following the introduction of IFRS 9 in 2018, the stage 3 ratio became the main indicator of credit quality performance and replaces the NPL ratio (2018: 1.23%) which is no longer reported.

•	Provisions for other liabilities and charges were up £68m to £96m, due to £77m of transformation charges in Q119.

Provisions for other liabilities and charges were down 32% to £19m, when adjusted for transformation charges. 3

•	Profit before tax was down 35% to £270m, adjusted profit before tax was down 13% to £352m, for the reasons outlined above. [3]

•	Tax on profit decreased £37m to £72m, as a result of lower taxable profits in Q119. See below for the impact of IAS 12 application.

Changes to the results’ basis of presentation – application of IAS 12

•

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

•	This has been applied retrospectively, and consequently reduced the tax on profit by £11m for Q118. RoTE was also impacted for all periods in 2018.

1.	IAS 12 ‘Income Taxes’ amendment has been applied in these results.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.

Non-IFRS measure. The financial results for Q119 were impacted by transformation costs and charges and for Q118 by ring-fencing perimeter changes and Banking Reform costs with an aggregate impact on profit before tax of £82m and £(9)m, respectively. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

4.	Stage 3 ratio is total stage 3 asset as a percentage of total drawn asset (includes undrawn stage 3 assets).

	31.03.19	31.12.18
Summary balance sheet	£bn	£bn
Customer loans	200.1	199.9
Other assets	85.4	89.5

Total assets	285.5	289.4

Customer deposits	171.5	172.1
Medium Term Funding (MTF)	46.7	49.0
Other liabilities	51.2	52.1

Total liabilities	269.4	273.2
Shareholders’ equity	15.7	15.8
Non-controlling interest	0.4	0.4

Total liabilities and equity	285.5	289.4

•	Customer loans increased slightly in the period, with higher mortgage, consumer (auto) and unsecured lending partially offset by continued reduction in CRE exposures.

•	Customer deposits decreased £0.6bn, with a seasonal reduction in Retail Banking deposits partially offset by higher corporate deposits.

•	MTF balances decreased, reflecting maturities in the quarter, partially offset by the issuance of a £1bn covered bond in Jan19.

	31.03.19	31.12.18
Summarised consolidated capital, leverage, liquidity and funding	£bn	£bn
Capital and leverage
CET1 capital	10.4	10.4
Total qualifying regulatory capital	15.7	15.0
Risk-weighted assets (RWAs)	77.8	78.8
CET1 capital ratio	13.3%	13.2%
Total capital ratio	20.2%	19.1%
UK leverage ratio	4.5%	4.5%
Liquidity [1]
Liquidity Coverage Ratio (LCR)	142%	164%
LCR eligible liquidity pool	45.0	54.1
Funding
Total wholesale funding	71.6	73.2
- of which with a residual maturity of less than one year	17.4	16.8

•	CET1 capital unchanged at £10.4bn, with ongoing capital accretion through retained profits, largely offset by market-driven pension movements.

•	With ongoing active control, RWAs decreased to £77.8bn.

•	CET1 capital ratio increased 10bps to 13.3%, due to the factors outlined above.

•

Total capital ratio increased 110bps to 20.2%, following the application of Pillar 2A requirements and associated reduction of surplus capital in Santander UK plc and its subsidiaries, which has allowed for more subsidiary Tier 1 and Tier 2 instruments to qualify as total capital.

•

Our 7% AT1 permanent write down (PWD) securities benefit from a £4.9bn (6.3% RWA) CET1 buffer above the 7% trigger. The current CET1 level needed to avoid restrictions on distributions (maximum distributable amount) is £8.6bn (11.0% RWA).

•

The LCR eligible liquidity pool decreased to £45.0bn and the LCR decreased to 142%. This was a result of the Crown Dependency branches moving out of Santander UK plc and into Abbey National Treasury Services plc (ANTS) due to ring-fencing, and liquidity being managed separately for Santander UK plc and ANTS from 1 January 2019.

1.

With effect from 1 January 2019, and in accordance with our ring-fence structure, ANTS was withdrawn from Santander UK’s Domestic Liquidity Sub-group. We now monitor and manage liquidity risk for Santander UK plc and ANTS separately and 2018 has not been restated. The ANTS LCR eligible liquidity pool was £4.5bn and the ANTS LCR was 489% as at 31 March 2019.

Summarised consolidated income statement

	Q119	Q418
	£m	£m
Net interest income	848	888
Non-interest income [1]	205	194

Total operating income	1,053	1,082

Operating expenses before credit impairment losses, provisions and charges	(634)	(649)
Credit impairment losses	(53)	(38)
Provisions for other liabilities and charges	(96)	(198)

Profit before tax	270	197

Tax on profit	(72)	(45)

Profit after tax for the period	198	152

Banking NIM	1.72%	1.77%
CIR	60%	60%

Q119 compared to Q418

Quarter on quarter variances largely followed the trends outlined for Q119 versus Q118, with the following notable exceptions:

•	Non-interest income was up £11m as the buyback of preferred securities in Q418 was not repeated.

•	Credit impairment losses increased in line with lower releases in Q119.

•	Provisions for other liabilities and charges were down, as the UK Bank Levy charge and other provisions in Q418 were not repeated. This was partially offset by transformation charges in Q119.

Strategy and 2019 Banco Santander Investor Day update

•

Banco Santander hosted an Investor Day in London on 3 April 2019 to update investors on the next phase of their strategic plan and medium term targets. For the UK business these targets are: RoTE of 10-12% [2] and Loyal/Active customers of 34%.

•

The priorities for the UK business are to improve customer experience and satisfaction, profitable growth in Retail Banking and improved returns for the corporate business, as well as enhanced efficiency and capital discipline. These priorities will be delivered through a multi-year strategic transformation programme focused on simplifying, digitising and automating the bank.

•

As part of this programme we are planning for significant investment over the next three years, which will deliver recurring savings over the medium-term. We expect to provide further information on our strategic transformation programme later in the year.

2019 Outlook and operating environment update

•	Our 2019 outlook, as disclosed with our Q418 results, remains broadly unchanged and is predicated on the UK’s orderly exit from the European Union.

•

Our revised assumption is that there will be no increase in the Bank of England base rate in 2019 and we anticipate a slight deterioration in UK economic growth this year given the ongoing Brexit uncertainty and weaker global growth.

•	Low levels of unemployment should continue with inflation remaining near the Bank of England target rate which, coupled with rising wages, should result in real earnings growth.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Non-IFRS measure. See Appendix 1 for details.

Appendix 1 - Alternative Performance Measures (APMs)

Management reviews APMs to measure our overall performance, position and profitability and believes that presentation of these provides useful information to investors regarding our results of operations. The APMs outlined below identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting. These APMs are not accounting measures within the scope of IFRS and are not a substitute for IFRS measures. The APMs exclude or include amounts that would not be adjusted in the most comparable IFRS measures, in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines.

	Q119	Q118
1. Adjusted profit before tax	£m	£m
Net interest income
Reported	848	906
Adjust for ring-fencing perimeter changes	—	(2)

Adjusted	848	904

Non-interest income
Reported	205	245
Adjust for ring-fencing perimeter changes	—	(42)

Adjusted	205	203

Operating expenses before credit impairment losses, provisions and charges
Reported	(634)	(649)
Adjust for Banking Reform costs	—	14
Adjust for ring-fencing perimeter changes	—	21
Adjust for transformation costs	5	—

Adjusted	(629)	(614)

Provisions for other liabilities and charges
Reported	(96)	(28)
Adjust for transformation charges	77	—

Adjusted	(19)	(28)

Profit before tax
Reported	270	414
Specific income, expenses and charges	82	(9)

Adjusted profit before tax	352	405

•	Banking Reform costs

These Q118 costs of £14m related to a multi-year investment needed to comply with the Banking Reform Act implemented on 1 January 2019.

•	Ring-fencing perimeter changes

As part of our ring-fencing implementation programme, in July 2018 we transferred £1.4bn of customer loans, £21.5bn of other assets and £20.7bn of liabilities from Santander UK to Banco Santander London Branch. The associated income and costs related to the businesses transferred amounted to a net profit before tax of £23m in Q118.

•	Transformation costs and charges

Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium term targets. The charges in Q119 are largely associated with the announcement made earlier in the year to reshape our branch network.

	Q119	Q118
2. Adjusted cost-to-income ratio (new APM)	£m	£m
Adjusted net interest income	848	904
Adjusted non-interest income	205	203

Adjusted total operating income	1,053	1,107
Adjusted operating expenses before credit impairment losses, provisions and charges	(629)	(614)

Adjusted cost-to-income ratio	60%	55%

3. Dividend payout ratio

The dividend payout ratio is reported annually with our fourth quarter results.

4. Adjusted Return on Tangible Equity (revised APM) )/ Return on Tangible Equity	31.03.19 £m	Specific income, expenses and charges £m	Bank Levy phasing £m	Adjusted £m
Profit after tax for the quarter	198	60	(22)	236
Annualised profit after tax	803			957
Less non-controlling interests of annual profit	(41)			(41)

Profit due to equity holders of the parent (A)	762			916

	31.03.19 £m		Equity phasing adjustments £m	Adjusted £m
Average shareholders’ equity	16,163
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(402)

Average ordinary shareholders’ equity (B)	13,720
Average goodwill and intangible assets	(1,808)

Average tangible equity (C)	11,912	—	137	12,049

Return on ordinary shareholders’ equity (A/B)	5.6%			—
Adjusted RoTE (A/C)	—			7.6%

	31.03.18	Specific income, expenses and charges	Bank Levy phasing	Adjusted
	£m	£m	£m	£m
Profit after tax for the quarter	305	(9)	(25)	271
Annualised profit after tax	1,237			1,100
Less non-controlling interests of annual profit	(37)			(37)

Profit due to equity holders of the parent (A)	1,200			1,063

	31.03.18 £m		Equity phasing adjustments £m	Adjusted £m
Average shareholders’ equity	16,229
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(403)

Average ordinary shareholders’ equity (B)	13,785
Average goodwill and intangible assets	(1,750)

Average tangible equity (C)	12,035	—	125	12,160

Return on ordinary shareholders’ equity (A/B)	8.7%			—
Adjusted RoTE (A/C)	—			8.7%

Management does not assess ‘Return on shareholders’ equity’ as a performance indicator of the business, and therefore a reconciliation of the RoTE targets for the medium term to an equivalent target for ‘Return on shareholders’ equity’ are not available without unreasonable efforts.

The calculation of adjusted RoTE has been revised. Profit after tax is now adjusted for the specific income, expenses and charges outlined in the adjusted profit before tax reconciliation on the previous page. IAS 12 ‘Income Taxes’ amendment has also been applied to profit after tax.

•	Bank Levy phasing

UK Bank Levy is charged on 31 December annually, as required under IFRS. To facilitate comparison with the full year ratio an adjustment is made to account for a part of this charge for the first quarter profit after tax and average tangible equity.

•	Specific income, expenses, charges

Details of these items are outlined on the previous page. RoTE adjustments are shown above on a post-tax basis.

•	Equity phasing adjustments

These adjustments are made to reflect the impact of annualisation and adjustments to profit on average tangible equity.

Measures no longer considered to be APMs

In 2018, CRE lending and lending to non-CRE trading businesses were presented as APMs to exclude the impact of transfers of customer loans to Banco Santander London Branch. These transfers related to ring-fence implementation and were completed in Q318 as outlined in our Q418 results. These measures are therefore no longer adjusted, and are not APMs or non-IFRS financial measures.

Appendix 2

Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	Q119	Q118
	£m	£m
Non-interest income[1]	211	245

Total operating income	1,056	1,151

Operating expenses before credit impairment losses, provisions and charges	(631)	(648)
Credit impairment losses	(53)	(60)
Provisions for other liabilities and charges	(91)	(28)
Total operating impairment losses, provisions and charges	(144)	(88)
Profit before tax	281	415
Tax on profit	(76)	(109)

Profit after tax for the period	205	306

Summary balance sheet	31.03.19	31.12.18
	£bn	£bn
Customer loans	199.8	199.6
Other assets	80.2	83.8
Total assets	280.0	283.4

Total customer deposits	166.6	167.3
Medium Term Funding	46.6	48.9
Other liabilities	51.0	51.2

Total liabilities	264.2	267.4
Shareholders’ equity	15.6	15.8
Non-controlling interests	0.2	0.2

Total liabilities and equity	280.0	283.4

Summarised consolidated capital	31.03.19	31.12.18
	£bn	£bn

Total qualifying regulatory capital	15.7	15.9
Risk-weighted assets (RWAs)	77.2	78.5
Total capital ratio	20.4%	20.3%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with our accounting policies described in our 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 8 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

•

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

•	This has been applied retrospectively, and consequently reduced the tax on profit by £11m for Q118.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers, 13,217 branches and over 200,000 employees at the close of December 2018. In 2018, Banco Santander made attributable profit of EUR 7,810 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2019, the bank serves around 15 million active customers with c24,000 employees and operates through 754 branches (which includes 51 university branches) and 63 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 243 of the Santander UK Group Holdings plc 2018 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as a profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.